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morrison foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

February 2, 2015

Jennifer Gowetski

Special Counsel
Securities and Exchange Commission

Washington, D.C. 20059

Re:	Great Ajax Corp. Registration Statement on Form S-11 File No. 333-201369

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced registration statement (referred to herein as “Amendment 1”). Amendment 1 incorporates responses to the comments transmitted by the Staff to us on January 22, 2015, as well as the price range and the number of shares to be offered. The Company intends to commence its road show promptly.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Amendment 1.

Use of Proceeds, page 61

1.	We note your disclosure regarding the anticipated use of proceeds and the terms of acquisition may change prior to closing. Please tell us whether you have binding commitments to acquire such assets or advise.

No, we do not have binding commitments and the terms of acquisition may change prior to closing. In the Amendment, on page 62, we identify the mortgage loans that we anticipate acquiring with the proceeds of the offering. These are mortgage loans that are available for purchase and that the Company is reviewing. As we describe in the Registration Statement, the Company undertakes diligence relating to mortgage loans prior to acquisition. We also describe the process that the Company undertakes to evaluate potential mortgage loans for purchase. The Company typically does not enter into a definitive commitment relating to the purchase until immediately prior to the relevant purchase. Supplementally, we note for the Staff’s information that in each confidential submission and filing to date, the Company has provided detailed information regarding the mortgage loans it anticipated purchasing during the subsequent month. There have not been significant variances between the mortgage loans identified for purchase and those which the Company actually has purchased.

Jennifer Gowetski

February 2, 2015

Page Two

Manager Experience, page 85

2.	We note you appear to include your assets in the tables reflecting the experience of your manager and your sponsor. Please revise to clarify the portion of the portfolio held by you, which is reflected in the tables on pages 85 and 86. Please also include footnote disclosure to briefly explain what “Total Cash Returned” represents. In addition, please supplementally provide an estimated amount for transaction-related costs for 2014 transactions.

We have removed the “Total Cash Returned” column. We have added a footnote on page 87 to indicate the portion of the assets owned by the Company at December 31, 2014 and related information.

Supplementally, we advise the Staff since the Company commenced operations in July 2014 through December 31, 2014, it has incurred loan acquisition expenses of $495,000, of which $366,000 was incurred in the fourth quarter. We note that on the face of the Consolidated Statement of Income for the period from inception through September 30, 2014 included in the Registration Statement, “Loan transaction expense” is $129,000.

3.	We have considered your response to comment 4 in our letter dated December 22, 2014. Please tell us and revise your disclosure in this section to clarify whether you incurred material write downs or impairments on your assets since the purchase of the loans.

We have revised the disclosure on page 96 to disclose that the Company has not experienced material write downs or impairments on the mortgage loans it has purchased since it commenced operations in July 2014.

Jennifer Gowetski

February 2, 2015

Page Three

Note 3 – Mortgage Loans, page F-17 – F-18

4.	We have reviewed the revisions made in response to comment 8. Please expand further to provide additional information to assess the qualitative risks. Your revisions should describe how you utilize the quantitative delinquency information in monitoring the credit quality of your mortgage loans on an ongoing basis. Reference is made to paragraphs 310-10-50-28 through 50-30 of the Financial Accounting Standards Codification.

Note 3 has been expanded further to address the Company’s use of the quantitative delinquency data in monitoring its mortgage loans.

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We appreciate the Staff’s time and attention to Amendment 1 and the responses to the Staff’s comments. Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo